Form N-SAR

Sub-Item 77D
Policies with Respect to Securities Investments
Janus Global Research Fund
2-34393, 811-1879


Janus Global Research Fund
New Policy:
     The Fund pursues its investment objective by investing primarily in common stocks selected for their growth potential. The Fund may invest in companies of any size and located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies. The Fund normally invests at least 40% of its net assets in securities of issuers from different countries located throughout the world, excluding the United States. The Fund may have significant exposure to emerging markets.


Old Policy:
     The Fund pursues its objective by investing primarily in common stocks selected for their growth potential. The Fund may invest in companies of any size and located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies.